December 19, 2011
VIA EDGAR
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Attn:    Mr. Patrick Gilmore
Accounting Branch Chief

Re:    NCR Corporation
Form 10-K for the Fiscal Year Ended December 31, 2010
Filed February 25, 2011
File No. 001-00395
Dear Mr. Gilmore:
This letter sets forth the responses of NCR Corporation (the “Company”) to comments received from the Staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission set forth in your letter of December 7, 2011 with respect to the Company's Form 10-K for the fiscal year ended December 31, 2010 (the “Form 10-K”). The numbers of each of the responses and headings set forth below correspond to the numbered comments and headings in the letter from the Staff. Unless the context requires otherwise, references to “we”, “our”, “us”, “NCR” or “the Company” in the responses below refer to NCR Corporation.

Please do not hesitate to contact me if there are any questions concerning our responses or if we can be of further assistance.

Form 10-K for the Fiscal Year Ended December 31, 2010

Management's Discussion and Analysis of Financial Condition and Results of Operations

Results from Continuing Operations

Income Taxes, page 25

1.
Tell us how you considered providing disclosures that explain the impact on your effective income tax rates and obligations of having a significant amount of earnings in countries where you have lower statutory tax rates. In this regard, you should consider explaining the relationship between the foreign and domestic effective tax rates in greater detail as it appears as though separately discussing the foreign effective income tax rates may be important information necessary to understanding your results of operations. To the extent that certain countries have had a more significant impact on your effective tax rate, tell us how you considered disclosing this information and including a discussion regarding how potential changes in such countries' operations may impact your results of operations. We refer you to Item 303(a)(3)(i) of Regulation S-K and Section III.B of SEC Release 33-8350.

We respectfully acknowledge the Staff's comments and have reviewed Item 303(a)(3)(i) of Regulation S-K and Section III.B of SEC Release 33-8350. We disclose the impact of earnings in foreign countries where we have different statutory rates and how those earnings impact our effective tax rate. For example, in our Form 10-K on page 12 in Income Taxes (under Risk Factors), we disclosed “Our effective tax rate in the future could be adversely affected by changes in the mix of earnings in countries with differing statutory tax rates, the changes in the valuation of deferred tax assets and liabilities, changes in tax laws and regulations, and management's assessment in regards to repatriation of earnings.” Additionally, we disclose foreign and domestic pretax income and income tax (benefit) expense separately in Note 7 in Item 8 on page 59 of our Form 10-K in our income tax footnote. We also disclose the effect foreign taxes have on our overall effective tax rate on page 59 as part of our effective tax rate reconciliation table. To the extent there is a change in a particular jurisdiction that has a material impact on our effective tax rate, we

Securities and Exchange Commission
Mr. Patrick Gilmore

have discussed that change. For example, as part of this same reconciliation table on page 59, we disclosed our September 2010 release of the valuation allowance on our Japanese subsidiary's deferred tax assets, as this item had a discrete and material impact on our effective tax rate.

As stated in Item 303(a)(3)(i) of Regulation S-K, a registrant should describe any unusual or infrequent events or transactions or any significant economic changes that materially affected the amount of reported income from continuing operations and, in each case, indicate the extent to which income was so affected. In addition, the registrant should describe any other significant components of revenues or expenses that, in the registrant's judgment, should be described in order to understand the registrant's results of operations. Specifically regarding the change in our effective tax rate when comparing the effective tax rates for comparable periods in the Form 10-K, we disclose on page 24 of MD&A that in fiscal year 2010 compared to fiscal year 2009, the fluctuation was due to the impact of a discrete valuation allowance release for Japan and the Company's mix of foreign and domestic income. Our recurring foreign operations were not materially affected by any unusual or infrequent events or transactions which would necessitate additional disclosures that were not already provided.

As stated in Section III. B of SEC Release No. 33-8350, disclosures should emphasize material information that provides investors and other users with material information that is necessary to an understanding of the Company's financial condition and operating performance. As explained by the Release, the disclosures should focus on key indicators of financial condition and operating performance, materiality, material trends and uncertainties, and analysis. When preparing our Form 10-K, we compared the foreign effective tax rate, excluding the discrete item related to Japan discussed above, over the periods presented in the Form 10-K, noting the foreign effective tax rate was relatively consistent, ranging from 20% to 23%. Therefore, due to the consistency of our foreign operations, we determined that incremental disclosure related to individual foreign countries did not provide additional insight beyond our existing disclosures. In future periodic reports, the Company will continue disclosing unusual or infrequent events or transactions that materially impact earnings in foreign jurisdictions.

In response to the Staff's comment, however, we acknowledge that expanded discussion in MD&A regarding the relationship between the foreign and domestic effective tax rates would provide additional insight regarding our consolidated effective tax rate. In future filings, we will include disclosure similar to the following in our Critical Accounting Policies included in Item 7 of the MD&A:

“The provision for income taxes may change period-to-period based on non-recurring events, such as the settlement of income tax audits and changes in tax laws, as well as recurring factors including the geographic mix of income before taxes, state and local taxes and the effects of various global income tax strategies. We maintain certain strategic management and operational activities in overseas subsidiaries and our foreign earnings are taxed at rates that are generally lower than in the United States. As of December 31, 2010, we did not provide for U.S. federal income taxes or foreign withholding taxes on approximately $1 billion of undistributed earnings of our foreign subsidiaries as such earnings are expected to be reinvested indefinitely. Please refer to Note 7 in the Notes to Consolidated Financial Statements, “Income Taxes,” in Item 8 of Part II of this Report for disclosures related to foreign and domestic pretax income, foreign and domestic income tax (benefit) expense and the effect foreign taxes have on our overall effective tax rate.”

Financial Condition, Liquidity and Capital Resources, page 29

2.
We note that a substantial amount of your earnings of foreign subsidiaries are indefinitely reinvested outside of the U.S. Tell us how you considered disclosing the amount of cash and cash equivalents that are currently held outside of the U.S. and the impact of repatriating the undistributed earnings of foreign subsidiaries. In this regard, we note that this disclosure would illustrate that some cash is not presently available to fund domestic operations and obligations without paying taxes upon their repatriation. We refer you to Item 303(a)(1) of Regulation S-K and Section IV of SEC Release 33-8350.

Although approximately ninety percent of our cash and cash equivalents at December 31, 2010 are held outside of the United States, the Company believes this amount was not significant to an understanding of the Company's overall liquidity. Cash generated from domestic operations along with liquidity resources at the parent company in the United States were sufficient to satisfy the working capital needs, capital expenditure requirements, and outstanding commitments as of December 31, 2010 associated with our existing domestic cash requirements. As of December 31, 2010, in addition to approximately $50 million of cash, the domestic liquidity resources included a $500 million revolving credit facility, various uncommitted lines, access to public and private debt and equity markets, and access

Securities and Exchange Commission
Mr. Patrick Gilmore

to approximately $100 million of cash located in our foreign entities that could be repatriated to the United States with little or no tax impact. In response to the Staff's comment, however, in future filings, we will include disclosure similar to the following:
“Cash and cash equivalents held by the Company's foreign subsidiaries was $448 million and $395 million at December 31, 2010 and 2009, respectively. Under current tax laws and regulations, if cash and cash equivalents and short-term investments held outside the United States are distributed to the United States in the form of dividends or otherwise, we may be subject to additional U.S. income taxes (subject to an adjustment for foreign tax credits) and foreign withholding taxes.”

Financial Statements

Note 7. Income Taxes, page 59

3.
We note your disclosures on page 61 which indicate that the settlement of the Canadian tax matter could have a material impact on your effective tax rate and unrecognized tax benefits. Please tell us how you considered the disclosures required by ASC 740-10-50-15(d). In this regard, we note that certain discourse are required if it is reasonably possible that the total amounts of unrecognized tax benefits will significantly increase or decrease within 12 months of the reporting date.

We considered the guidance in ASC 740-10-50-15(d), in providing the following disclosures regarding the Canadian tax matter “During 2011, the Company expects to resolve certain Canadian tax matters related to 1997 through 2001. The settlement for these tax years could have a material impact on the effective tax rate and unrecognized tax benefits in 2011.” As of December 31, 2010, we estimated that it was reasonably possible that unrecognized tax benefits may be reduced by as much as $0 million to $10 million in the next 12 months due to the resolution of certain Canadian tax matters related to 1997 through 2001.
We acknowledge the disclosure requirement to include a discussion of the range of the reasonably possible change in amount of unrecognized tax benefits related to this matter. In future filings, to the extent that such disclosures in our financial statement footnotes indicate potentially material future changes in unrecognized tax benefits, the Company will provide an estimate of the range or a statement that an estimate of the range cannot be made.
In addition, the Company acknowledges that:

•	The Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	The Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
Please do not hesitate to contact me at 678-808-7900 if there are any comments or questions concerning the foregoing or if we can be of assistance in any way.
Sincerely,

/s/ Robert Fishman
Robert Fishman
Senior Vice President and Chief Financial Officer
NCR Corporation

cc: Audit Committee of the Board of Directors
PricewaterhouseCoopers LLP
William Nuti, Chairman and Chief Executive Officer